Exhibit 99.1

Spark Networks SE Provides Preliminary 1H 2020 Top Line Results and Increases Guidance for Fiscal Year

Full year 2020 revenue and Adjusted EBITDA* expected to surpass prior outlook

BERLIN, Aug. 12, 2020 /PRNewswire/ -- Spark Networks SE (NYSE: LOV), the global leader in premium and community-based dating, today announced preliminary revenue for the first half of 2020 and increased its financial guidance for the current fiscal year.

Preliminary revenue for 1H 2020 was $114 million (€103.4 million), exceeding management's prior expectation of $110 to $112 million (€93 to €95 million).

The Company anticipates total revenue for the 2020 fiscal year to be $224 to $228 million (€190 to €193 million) vs. prior guidance of $212 to $220 million (€180 to €186 million). Management also anticipates 2020 Adjusted EBITDA to be between $34 to $36 million (€29 to €31 million) vs. prior guidance of $30 to $34 million (€25 to €29 million).

"We are pleased with our topline performance in the first half of 2020, demonstrating our business' resilience during the Covid-19 pandemic," said Eric Eichmann, Chief Executive Officer. "Our new 2020 guidance reflects increased confidence in Spark's ability to successfully execute our 2020 plan."

Preliminary Financial Information

The estimated financial results for the second half of 2020 set forth in this press release are preliminary, unaudited and subject to completion, reflect management's current views and may change as a result of management's review of results and other factors. Such preliminary results are subject to the finalization and closing of Spark Networks' accounting books and records and should not be viewed as a substitute for full financial statements. Neither Spark Networks' independent registered public accounting firm nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results. The final results for the second half of 2020 may vary materially from the preliminary financial information included in this press release.

*Adjusted EBITDA:

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA") is not a measure defined by International Financial Reporting Standards ("IFRS"). The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance. This includes: (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including gains realized upon sublease commencement, transaction and advisory fees, merger integration costs, other employee payments, and severance. Adjusted EBITDA should not be construed as a substitute for net (loss) / profit (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS. Statements regarding our anticipation of 2020 Adjusted EBITDA do not include certain charges and costs. The adjustments to EBITDA in future periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior periods, including (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including transaction and advisory fees, merger integration costs, other employee payments, and severance. The exclusion of these charges and costs in future periods will have a significant impact on our Adjusted EBITDA. We are not able to provide a reconciliation of our non-IFRS financial guidance to the corresponding IFRS measures without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

Foreign Currency Exchange Rate:

Euro guidance referenced in this release applied a Euro to USD conversion of rate of 1-1.18, which reflects the conversion rate as of August 10, 2020. Prior Euro guidance referenced in this release, which used a Euro to USD conversion rate of 1-1.10, has been adjusted to reflect the current conversion rate of 1-1.18 as of August 10, 2020.

Safe Harbor Statement:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements. These forward-looking statements include statements regarding Spark Networks' preliminary unaudited financial results for the second half of 2020, Spark Networks' financial outlook and guidance for the full year 2020, including with respect to Adjusted EBITDA and revenue, the potential impact of COVID-19 on Sparks Networks' business and the online dating industry, and Spark Networks' confidence in its ability to successfully execute its 2020 plan. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the following: the preliminary results for the second half of 2020 are subject to change pending the completion of Spark Networks' financial statements for such period, and Spark Networks' final financial statements may differ significantly from the preliminary financial results; the risk that the benefits, including expected cost synergies, from the acquisition of Zoosk, Inc. may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to our ability to stabilize our business; risks related to the ability of Spark Networks to retain and hire key personnel, operating results and business generally; Spark Networks' ability to continue to control costs and operating expenses; Spark Networks' ability to achieve intended cost savings; the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk, Inc.; Spark Networks' ability to generate cash from operations, lower-than-expected revenue, credit quality deterioration or a reduction in net earnings; Spark Networks' ability to raise outside capital and to repay debt as it comes due; Spark Networks' ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to identify potential acquisitions; Spark Networks' ability to successfully integrate acquired businesses and the ability of acquired businesses to perform as expected; Spark Networks' ability to maintain strong relationships with branded channel partners; changes in Spark Networks' share price due to broader stock market movements and the performance of peer group companies; Spark Networks' ability to enforce intellectual property rights and protect their respective intellectual property; Spark Networks' ability to comply with new and evolving regulations relating to data protection and data privacy; general competition and price measures in the market place; risks related to the duration and severity of COVID-19 and its impact on Spark Networks' business; the effects of shelter-in-place orders on Spark Networks' business and the online dating industry; the impact of COVID-19 on the U.S. and global economies and financial markets; and general economic conditions. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" in Spark Networks' Annual Report on Form 20-F for the year ended December 31, 2019 and in other sections of Spark Networks' filings with the Securities and Exchange Commission ("SEC"), and in Spark Networks' other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Spark Networks SE:
Spark Networks SE is America's second largest dating company, listed on the New York Stock Exchange American under the ticker symbol "LOV," with headquarters in Berlin, Germany, and offices in New York and Utah. The Company's widening portfolio of premium and freemium dating apps include Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, among others. Spark Networks SE in its current form is the result of the merger between Affinitas GmbH and Spark Networks, Inc. in 2017 and the addition of Zoosk, Inc. in 2019. Spark Networks has approximately one million monthly paying subscribers globally.

Investors:
Christopher Camarra
Vice President of Investor Relations
christopher.camarra@spark.net